International Stem Cell Corporation
2595 Jason Court
Oceanside, California 92056

September 28, 2009

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attn:  Scot Foley

Re:          International Stem Cell Corporation
Registration Statement on Form S-1 (File No. 333-160958)

Ladies and Gentlemen:

International Stem Cell Corporation (the “Company”) hereby requests that the Commission take appropriate action to make the above-captioned Registration Statement effective at 4:00 p.m. Eastern Time, on Wednesday, September 30, 2009, or as soon thereafter as practicable.  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

/s/ Ray Wood
Ray Wood Chief Financial Officer

cc:           Douglas Rein